SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




                 Entergy Power CBA Holding Ltd.

                (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power CBA Holding Ltd. ("CBA Holding") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power CBA Holding Ltd.
          c/o Entergy Power Group
          New River Center, Suite 1660
          200 East Las Olas Boulevard
          Fort Lauderdale, Florida 33301

     CBA Holding is a wholly-owned, indirect subsidiary of Entergy formed to hold its interest in Central Termoelectric Buenos Aires S.A. ("CTBA"). CTBA owns and operates an electric generating facility (the "Facility") located on a site being leased from Central Costanera, S.A. ("Costanera") near Buenos
Aires, Argentina.   The Facility will initially consist of one
200 megawatt ("MW") simple cycle combustion turbine generator fueled by oil or gas. In a second phase, the Facility will be converted to combined cycle operation and expanded to 320 MW by incorporation of Unit 5 of Costanera's electric generating station, which will be leased to CTBA. The Facility also includes interconnection components necessary to connect the Facility with the utility grid. Entergy, through CBA Holding and various other direct and indirect subsidiaries, has an aggregate 10.86% ownership interest in CTBA.

     No persons (other than Entergy) currently own a 5% or more voting interest in CBA Holding.


Item 2.   Domestic Associate Public-Utility Companies of CBA
Holding and their Relationship to CBA Holding.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of CBA Holding: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with CBA Holding.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By: /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 13, 1997